UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: May 26, 2021	/s/ STEVE CURTIS
Steve Curtis
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Technical report (NI 43-101)
99.2	Consent of qualified person (NI 43-101) - Daniel (Daan) van Heerden
99.3	Consent of qualified person (NI 43-101) - Uwe Engelmann
99.4	Certificate of qualified person (NI 43-101) - Daniel (Daan) van Heerden
99.5	Certificate of qualified person (NI 43-101) - Uwe Engelmann